                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE TO-C

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                             Resource America, Inc.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                     Resource America, Inc. (issuer/offeror)
--------------------------------------------------------------------------------
       (Names of Filing Persons (identifying status as offeror, issuer or other person))

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   761195 20 5
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                              Edward E. Cohen
                              Chairman and Chief Executive Officer
                              Resource America, Inc.
                              1521 Locust Street
                              Philadelphia, PA 19102
                              (215) 546-5005

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                              Copy to:
                              J. Baur Whittlesey, Esq.
                              Ledgewood Law Firm, P.C.
                              1521 Locust Street
                              Philadelphia, PA 19102
                              (215) 731-9450

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                  Amount of filing fee
--------------------------------------------------------------------------------

                                                                N/A

--------------------------------------------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: _____________________

         Form or Registration No.: ___________________

         Filing Party: _______________________________

         Date Filed: _________________________________

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                                             [RAI logo]
                                                       Resource America, Inc.


                              FOR IMMEDIATE RELEASE
                              ---------------------



Contact:   Pamela Schreiber
           Investor Relations
           Resource America, Inc.
           1521 Locust St. - 5th Floor
           Philadelphia, PA 19102
           (215) 546-5005
           (215) 546-5388 (facsimile)


                                                                    Page 1 of 3
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                        RESOURCE AMERICA, INC. ANNOUNCES
                               MANAGEMENT CHANGES

Philadelphia, PA - September 13, 2000 - Resource America, Inc. (Nasdaq-REXI)(the "Company") announces it has elected Edward E. Cohen, its Chairman of the Board and Chief Executive Officer, to the additional position of President, and that its real estate subsidiary, Resource Properties, Inc., has elected Freddie M. Kotek, presently Senior Vice-President of the Company, to the additional post of President of Resource Properties. Mr. Cohen succeeds Daniel Cohen, who will remain only as a Director of Resource America, Inc. Mr. Kotek succeeds Scott Schaeffer, who likewise will remain only as a Director of the Company.

Mr. Daniel Cohen commented, "I am glad to have played a role in the growth of the Company from some $60 million in assets under management in 1995 to assets approaching $2.0 billion in early 2000. I wish the Company well in its renewed focus on its energy business."

Mr. Scott Schaeffer said, "I am glad to have had the privilege of helping to develop the Company's real estate portfolio during the past eight years. I think that expansion of the Company's energy business bodes well for its future."

Mr. Edward Cohen said, "I thank Daniel Cohen and Scott Schaeffer for their efforts and wish them continued success in the future. This downsizing of management, completion of the sale of Fidelity Leasing, and our forthcoming Dutch Auction tender offer are indicative of our continued efforts to maximize shareholder value."

For information on the Dutch Auction for up to 5 million shares of common stock, please go to www.resourceamerica.com and see Company press release dated August 15, 2000.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF RESOURCE AMERICA'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY RESOURCE AMERICA'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RESOURCE AMERICA WILL SEND TO ITS SHAREHOLDERS. SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S INTERNET ADDRESS AT HTTP://WWW.SEC.GOV WITHOUT CHARGE WHEN THESE DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND SCHEDULE T-0, AS FILED WITH THE COMMISSION, (EXCLUDING EXHIBITS) WITHOUT CHARGE FROM RESOURCE AMERICA, WHEN THESE DOCUMENTS BECOME AVAILABLE, BY WRITTEN OR ORAL REQUEST DIRECTED TO SECRETARY, RESOURCE AMERICA, INC., 1521 LOCUST STREET, PHILADELPHIA, PENNSYLVANIA 19102, TELEPHONE NUMBER 215-546-5005.

For information regarding the sale of Fidelity Leasing, Inc., please go to www.resourceamerica.com and see press release dated August 2, 2000.

Resource America, Inc. operates businesses in energy, energy technology, and real estate finance.

Statements made in this release include forward-looking statements, which involve substantial risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those expressed or implied in this release.